April 23, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Mail Stop 3720
Ms. Kathleen Krebs, Special Counsel
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Infinera Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2009
File No. 001-33486

Ladies and Gentlemen:

Infinera Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated April 17, 2009 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-33486) (the “Preliminary Proxy”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

Compensation Discussion and Analysis, page 31

1.	We note the statement on page 35 that your compensation committee took into account each executive’s “seniority, position, functional role and level of responsibility” in determining such officer’s base salary. We also note your statement on page 37 that the annual performance equity awards are driven in part by your officers’ “ability to impact [y]our results that drive stockholder value, their organization level, [and] their potential to take on roles of increasing responsibility.” Please analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the compensation awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: We advise the Staff that taking into consideration the compensation philosophy and objectives discussed on page 31 of our Preliminary Proxy, in establishing the total compensation for our CEO in 2008, our compensation committee reviewed the CEO’s individual achievements against certain pre-determined operational metrics approved by our board of directors and made an overall assessment of the Company’s performance based on our current strategic plan. Based on this information, our compensation committee then reviewed competitive market data from various sources, including peer group data and other relevant survey information, from which the compensation committee developed and approved our CEO’s total compensation. The compensation committee followed this same process for establishing the total compensation of our other named executive officers, but also took into consideration input from our CEO with respect to the individual performance of each such other named executive officer. In response to the Staff’s comment, we will revise the disclosures on page 31 of the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-33486) (the “Definitive Proxy”) to provide this additional analysis.

Specifically, we will add the following rider on page 31 as the last paragraph under the sub-section titled “– Compensation Philosophy and Objectives”:

“ Taking into consideration the above philosophy and objectives, in establishing the total compensation for our Chief Executive Officer (“CEO”) in 2008, our Compensation Committee reviewed our CEO’s individual achievements against certain pre-determined operational metrics approved by our Board and made an overall assessment of Infinera’s performance based on our current strategic plan. Based on this information, our Compensation Committee then reviewed competitive

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

market data from various sources, including peer group data and other relevant survey information, from which the Compensation Committee developed and approved our CEO’s total compensation. The Compensation Committee followed this same process for establishing the total compensation of our other named executive officers, but also took into consideration input from our CEO with respect to the individual performance of each such other named executive officer.”

Base Salaries, page 35

2.

We note your statement on page 35 that base salaries for your senior executives were “generally positioned between the 25th and 50th percentile of the 2008 Peer Group, although actual base salaries may be higher or lower than this targeted positioning...” You also disclose on page 37 that your objective was to target long-term equity incentive compensation at the 75th percentile relative to market practices. Please indicate where the amounts of your actual named executive officer’s base salary and long-term equity incentive compensation fell within the targeted percentile ranges. To the extent the compensation was outside of your targeted percentile range, please explain why.

RESPONSE: We advise the Staff that, despite our belief that the 25th to 50th percentile range, with the 37th percentile targeted, for base salaries generally is appropriate to properly reward executives for the services they provide, given the current emphasis on equity in our compensation model, the Company feels that, at this time, it is reasonable to trail its market targets with respect to base compensation in certain instances and that doing so will still continue to meet our retention needs. As a result, based on comparison to our peer group, with the exception of our VP, Worldwide Sales and our CMO, the base salaries of our executive officers were at the 25th percentile or below as compared to market data and to our peer group. Our VP, Worldwide Sales and CMO were at the 52nd and 53rd percentiles, respectively, as compared to market data.

In addition, according to market survey data, the long-term equity awards granted to our CEO, VP, Worldwide Sales and CFO for 2008 were between the 30th and 50th percentiles. For our COO and CMO, the long-term equity awards were above the 75th percentile according to market survey data, although there were no direct comparisons for these two positions in our peer group. This varying range reflects the compensation committee’s consideration of the factors discussed on page 31 of our Preliminary Proxy as well as each executive officer’s current contributions to future strategic value creation and future potential to create strategic value for the Company, including the achievement of longer-term critical operating tasks such as driving

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

product development and growing sales in emerging markets. We also aim to keep the equity awards granted to our COO, CFO and CMO consistent and we ascribe the delta in relation to target positioning for these positions as the result of insufficient data to provide meaningful comparisons to our peer group with respect to the COO and CMO positions. In response to the Staff’s comment, we will revise the disclosures on pages 35 and 37 of the Definitive Proxy to provide this additional analysis.

Specifically, we will add the following rider on page 35 after the last sentence of the first paragraph under the sub-section titled “– Principal Elements of Executive Compensation – Base Salaries”:

“Despite our belief that the 25th to 50th percentile range, with the 37th percentile targeted, for base salaries generally is appropriate to properly reward executives for the services they provide, given the current emphasis on equity in our compensation model, Infinera believes that, at this time, it is reasonable to trail its market targets with respect to base compensation in certain instances and that doing so will still continue to meet our retention needs. As a result, based on comparison to our Peer Group, with the exception of our VP, Worldwide Sales and our Chief Marketing and Strategy Officer (“CMO”), the base salaries of our executive officers were at the 25th percentile or below as compared to market data and to our Peer Group. Our VP, Worldwide Sales and CMO were at the approximate 50th percentiles as compared to market data.”

In addition, we will add the following rider on page 37 to the end of the last sentence of the third paragraph under the sub-section titled “– Principal Elements of Executive Compensation – Long-Term Equity-Based Incentive Compensation”:

“, although actual granted long-term equity award incentive compensation was higher or lower than this targeted positioning. For 2008, according to market survey data, the long-term equity awards granted to our CEO, VP, Worldwide Sales and Chief Financial Officer (“CFO”) were between the 30th and 50th percentiles. For our Chief Operating Officer (“COO”) and CMO, the long-term equity awards were above the 75th percentile according to market survey data, although there were no direct comparisons for these two positions in our Peer Group. This varying range reflects the Compensation Committee’s consideration of the factors listed above in the sub-section titled “– Compensation Philosophy and Objectives” as well as each executive officer’s current contributions to future strategic value creation and future potential to create strategic value

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

for Infinera, including the achievement of longer-term critical operating tasks such as driving product development and growing sales in emerging markets. In addition, we aim to keep the equity awards granted to our COO, CFO and CMO consistent and we ascribe the delta in relation to target positioning for our COO and CMO as the result of insufficient data on these positions within our Peer Group to provide meaningful comparisons.”

Incentive Bonus, page 36

3.	On page 36, you state the types of company performance measures the committee established for determining incentive bonus compensation. Please also disclose the performance targets that had to be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE: The Company respectfully confirms that it relied on Instruction 4 to Item 402(b) of Regulation S-K to omit the company performance targets, and that it has a competitive harm analysis that supports its reliance on that instruction.

During 2008, the Company’s financial performance objectives were tied to revenue, operating income and relative market share. The target levels of the performance objectives specifically related to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

As noted in the Preliminary Proxy, the performance objectives were based on the achievement of certain revenue, operating income and relative market share targets tied to the Company’s internal operating plan. The Company’s internal operating plan and, consequently, the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information was released or disclosed to the public.

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

The Company believes that disclosure of the revenue, operating income and relative market share targets would cause substantial harm to its competitive position. If the Company were required to disclose these targets, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including its plans for growth, profitability and allocation of resources.

The Company’s future success depends in part on achieving profitability and gaining market share from its competitors. If the Company were forced to disclose the financial performance targets, the Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. In particular, such disclosure could hamper the Company’s retention efforts with respect to our named executive officers and other employees. For example, competitors could use such information to recruit our named executive officers and other employees away from the Company or to retain their own employees by offering similar incentives. Our named executive officers are responsible for and critical to the Company’s growth. Retaining our named executive officers is essential to the Company’s ability to compete in the marketplace and achieve long-term success.

In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in the annual operating plan and consequently the financial performance targets. The disclosure of such shift through the disclosure of the financial performance targets would give competitors notice of the Company’s plans. This would place the Company at a strategic disadvantage comparatively to its competitors when attempting to execute its strategy. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s financial performance targets without a corresponding opportunity to access similar information from its many smaller competitors would place the Company at a strategic and competitive disadvantage, which would be harmful to its stockholders.

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

Moreover, the disclosure of the Company’s financial performance targets would be unnecessary and could be misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial performance targets established for the named executive officers are generally “stretch” goals, and therefore are unlikely to provide a realistic expectation of the Company’s expectations. The disclosure of the targets would cause confusion in the investment community and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.

Accordingly, for all of the reasons outlined above, the Company believes that disclosure of the financial performance targets for the named executive officers would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

*    *    *

Securities and Exchange Commission

Re: Infinera Corporation

April 23, 2009

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (408) 572-5426. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Company’s 2009 proxy statement when the Staff’s review is complete.

Very truly yours,
INFINERA CORPORATION

/s/ Duston M. Williams
Duston M. Williams

cc:	Jagdeep Singh, President and Chief Executive Officer
Reed E. Hundt, Chairman of the Compensation Committee
Michael O. McCarthy III, Chief Legal Officer
Richard A. Kline, Wilson Sonsini Goodrich & Rosati, PC